UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The AES Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00130H-10-5

(CUSIP Number)

Xu Dapeng

Terrific Investment Corporation

New Poly Plaza

25th floor

No.1 North Chaoyangmen Street

Dongcheng District, Beijing 100010, China

Facsimile: +86 (10) 64086710

With a copy to

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 00130H-10-5	Page 1 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

China Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	59,889,618 (see Item 5)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	59,889,618 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
59,889,618 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
8.29% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* This calculation assumes that there are 722,441,723 shares of Common Stock outstanding as of December 18, 2013 (based on 742,441,723 shares of Common Stock outstanding as of December 3, 2013, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission (the “SEC”) dated December 12, 2013, after giving effect to the Repurchase (as defined herein) and assuming there are no other changes to the number of outstanding shares between December 3, 2013 and December 18, 2013).

Schedule 13D CUSIP No. 00130H-10-5	Page 2 of 10
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Terrific Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) _____

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization

People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	59,468,788 (see Item 5)
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	59,468,788 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
59,468,788 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
8.23% (See Item 5)*

14.	Type of Reporting Person (See Instructions)
CO

* This calculation assumes that there are 722,441,723 shares of Common Stock outstanding as of December 18, 2013 (based on 742,441,723 shares of Common Stock outstanding as of December 3, 2013, as reported in the prospectus supplement filed by the Issuer with the SEC dated December 12, 2013, after giving effect to the Repurchase (as defined herein) and assuming there are no other changes to the number of outstanding shares between December 3, 2013 and December 18, 2013).

Schedule 13D CUSIP No. 00130H-10-5	Page 3 of 10

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on March 19, 2010 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by China Investment Corporation and Terrific Investment Corporation with respect to the Common Stock of the Issuer. Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates the second paragraph of Item 2(b) – (c) of the Original Schedule 13D in its entirety as follows:

“Terrific is a corporation established under the Company Law of the People's Republic of China. The address of Terrific’s principal office is New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, 100010, People’s Republic of China. CIC is the parent of CIC International Co., Ltd. (“CIC International”), which is the parent of Terrific and another wholly-owned subsidiary.”

Schedule A referenced in Item 2(d) – (e) of the Original Schedule 13D is hereby amended and restated in its entirety as attached hereto.

Item 4. Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the last paragraph of Item 4.

“On December 11, 2013, the Issuer and Terrific entered into a common stock repurchase agreement (the “Repurchase Agreement”), pursuant to which Terrific agreed to sell, and the Issuer agreed to purchase, 20,000,000 shares of Common Stock at a price of $12.912 per share of Common Stock (the “Repurchase”). The Repurchase closed on December 18, 2013.

On December 12, 2013, the Issuer and Terrific entered into an underwriting agreement (the “Resale Offering Underwriting Agreement”) with Barclays Capital Inc. and J.P. Morgan Securities LLC as the representatives (the “Representatives”) of the underwriters named therein (the “Resale Offering Underwriters”), pursuant to which, among other things, Terrific agreed to sell, and the Resale Offering Underwriters agreed to purchase, 40,000,000 shares of Common Stock at a price of $13.181 per share of Common Stock (the “Resale Offering”), which represents the public offering price of $13.450 per share of Common Stock less the Resale Offering Underwriters’ discount of $0.269 per share of Common Stock. Terrific also granted the Resale Offering Underwriters a 30-day option to purchase up to an aggregate of 6,000,000 additional shares of Common Stock on the same terms (the “Over-allotment Option”). The Resale Offering was made pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-186888).

On December 13, 2013, the Resale Offering Underwriters exercised in full their Over-allotment Option and elected to purchase an aggregate of 6,000,000 additional shares of Common Stock.

The Resale Offering and the sale of additional 6,000,000 shares of Common Stock pursuant to the exercise of the Over-allotment Option closed on December 18, 2013.

Pursuant to the Resale Offering Underwriting Agreement, Terrific agreed, subject to certain exceptions, until the date that is 180 days after the date of the final prospectus supplement relating to the Resale

Schedule 13D CUSIP No. 00130H-10-5	Page 4 of 10

Offering, not to, directly or indirectly, (a) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exchangeable for Common Stock (other than the shares of Common Stock sold pursuant to the Repurchase or the Resale Offering), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (c) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or (d) publicly disclose the intention to do any of the foregoing, in each case of (a) to (d) above, without the prior written consent of the Issuer and Barclays Capital Inc., on behalf of the Resale Offering Underwriters. The lockup restrictions set forth in the Resale Offering Underwriting Agreement shall automatically terminate upon the termination of the Resale Offering Underwriting Agreement before the sale of any share of Common Stock to the Resale Offering Underwriters.

References to and descriptions of the Repurchase Agreement and the Resale Offering Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Repurchase Agreement and the Resale Offering Underwriting Agreement, which have been filed as Exhibit 4 and Exhibit 5, respectively and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Items 5(a) and 5(b) of the Original Schedule 13D in their entirety as follows:

“The following disclosure assumes that there are 722,441,723 shares of Common Stock outstanding as of December 18, 2013 (based on 742,441,723 shares of Common Stock outstanding as of December 3, 2013, as reported in the prospectus supplement filed by the Issuer with the SEC dated December 12, 2013, after giving effect to the Repurchase and assuming there are no other changes to the number of outstanding shares between December 3, 2013 and December 18, 2013).

(a) As of the date hereof, following the completion of the transactions described in this Amendment, Terrific may be deemed to be the beneficial owner of 59,468,788 shares of Common Stock, constituting approximately 8.23% of the total issued and outstanding shares of Common Stock of the Issuer as of December 18, 2013. CIC, by virtue of being the parent of CIC International, which is the parent of Terrific, may be deemed to share beneficial ownership of these shares of Common Stock. In addition, CIC, by virtue of being the parent of CIC International, may be deemed to share beneficial ownership of 420,830 shares of Common Stock held by another wholly-owned subsidiary of CIC International as part of a securities investment portfolio, resulting in a total shared beneficial ownership of 59,889,618 shares of Common Stock, constituting approximately 8.29% of the total issued and outstanding shares of Common Stock of the Issuer as of December 18, 2013.

(b) As of the date hereof, following the completion of the transactions described in this Amendment, each of CIC and Terrific may be deemed to have the shared power to vote and dispose, or direct the vote or the disposition of, 59,468,788 shares of Common Stock, constituting approximately 8.23% of the total issued and outstanding shares of Common Stock of the Issuer as of December 18, 2013. In addition, CIC, by virtue of being the parent of CIC International, may be deemed to share the power to direct and dispose, or direct the voting and disposition of, 420,830 shares of Common Stock held by another wholly-owned subsidiary of CIC International as part of a securities investment portfolio, resulting in a total shared power to vote and dispose, or direct the vote or the disposition of, 59,889,618 shares of Common

Schedule 13D CUSIP No. 00130H-10-5	Page 5 of 10

Stock, constituting approximately 8.29% of the total issued and outstanding shares of Common Stock of the Issuer as of December 18, 2013.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends Item 6 of the Original Schedule 13D by inserting the following after the last paragraph of Item 6.

“See the description set forth in Item 4 of this statement, which is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Schedule 13D CUSIP No. 00130H-10-5	Page 6 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2013

CHINA INVESTMENT CORPORATION By: /s/ _ Ding Xuedong ___________ Name: Ding Xuedong Title: Chairman and Chief Executive Officer
TERRIFIC INVESTMENT CORPORATION By: /s/ _Li Keping Name: Li Keping Title: Executive Director and President

Schedule 13D CUSIP No. 00130H-10-5	Page 7 of 10

Schedule A

Officers and Directors of Terrific Investment Corporation

The following table sets forth the name, position with Terrific Investment Corporation and present principal occupation of each director and executive officer of Terrific Investment Corporation. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with Terrific Investment Corporation	Present Principal Occupation or Employment
Li Keping Executive Director and President	Executive Director, Executive Vice President and Chief Investment Officer of China Investment Corporation

Schedule 13D CUSIP No. 00130H-10-5	Page 8 of 10

Officers and Directors of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation (“CIC”) and present principal occupation of each director and executive officer of CIC. Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People's Republic of China.

Name, Business Address and Position with CIC	Present Principal Occupation or Employment
Ding Xuedong Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman and President	Vice Chairman and President of CIC
Li Keping Executive Director, Executive Vice President and Chief Investment Officer	Executive Director, Executive Vice President and Chief Investment Officer of CIC
Zhang Xiaoqiang 38 South Yuetan Street, Xicheng District, Beijing, China Non-Executive Director	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Li Yong 3 Sanlihe Nansanxiang, Xicheng District, Beijing, China Non-Executive Director	Non-Executive Director of CIC
Chen Jian 2 East Chang’an Street, Beijing, China Non-Executive Director	Non-Executive Director of CIC
Hu Xiaolian 32 Chengfang Street, Xicheng District, Beijing, China Non-Executive Director	Deputy Governor of the People’s Bank of China
Fang Shangpu Huarong Plaza, No. 18 Fucheng Road, Haidian District, Beijing, China Non-Executive Director	Deputy Administrator of the State Administration of Foreign Exchange (SAFE)
Liu Zhongli No. 16 Xisihuanzhonglu, Haidian District, Beijing, China Independent Director	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng No.22, Xi’anmen Street, Xicheng District, Beijing, China Independent Director	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director	Employee Director and Head of Human Resource Department of CIC
Li Xiaopeng Chairman of the Board of Supervisors	Chairman of the Board of Supervisors of CIC
Fan Yifei Executive Vice President	Executive Vice President of CIC
Xie Ping Executive Vice President	Executive Vice President of CIC

Schedule 13D CUSIP No. 00130H-10-5	Page 9 of 10

Liang Xiang Executive Vice President and Secretary of Discipline Inspecting Commission	Executive Vice President and Secretary of Discipline Inspecting Commission of CIC

Schedule 13D CUSIP No. 00130H-10-5	Page 10 of 10

EXHIBIT INDEX

Exhibit 1	Stock Purchase Agreement, dated November 6, 2009, by and between Terrific Investment Corporation and The AES Corporation.
Exhibit 2	Stockholder Agreement, dated March 12, 2010, by and between The AES Corporation and Terrific Investment Corporation.
Exhibit 3	Agreement of Joint Filing, dated March 19, 2010, by and between China Investment Corporation and Terrific Investment Corporation.
Exhibit 4	Common Stock Repurchase Agreement, dated December 11, 2013, by and between The AES Corporation and Terrific Investment Corporation (incorporated by reference to Exhibit 10.1 to Form 8-K of The AES Corporation filed with the Securities and Exchange Commission on December 13, 2013)
Exhibit 5	Underwriting Agreement, dated December 12, 2013, by and among The AES Corporation, Terrific Investment Corporation and Barclays Capital Inc. and J.P. Morgan Securities LLC, as Representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Form 8-K of The AES Corporation filed with the Securities and Exchange Commission on December 18, 2013)